Exhibit 99.1

Arco Reports First Quarter 2023 Results

Arco delivers strong cash performance in 1Q23 with R$ 208M free cash flow to firm and debuts new financial & management segment in the p&l following isaac acquisition

São Paulo, Brazil, May 25, 2023 – Arco Platform Limited, or Arco or the Company (Nasdaq: ARCE), today reported financial and operating results for the first quarter ended March 31, 2023.

Consolidated 1Q23 figures includes 1Q23 full results of isaac, our most recent acquisition, that is reported within financial & management segment. Therefore, for an accurate comparison year over year we recommend investors to reach pedagogical business figures (core & supplemental solutions).

Note: Please see adjusted EBITDA reconciliation and adjusted Net Income reconciliation on page 15.

1Q23 Highlights

Net revenue for the first quarter was R$534.9 million, a 24.4% YoY increase, with Core solutions totaling R$392.0 million (+13.2% YoY), Supplemental solutions totaling R$80.4 million (-4.2% YoY due to more concentrated deliveries in fourth quarter versus previous cycle) and financial & management (F&M) solutions debuting with R$ 62.5 million.

o	Excluding newly created F&M segment, net revenue for pedagogical business (core and supplemental) increased 9.8% YoY. Cycle to date figures reaffirms the strong ACV expected for the 2023 cycle to date, with Core totaling R$839.0 million (+25.7% YoY) and Supplemental totaling R$307.9 million (+37.8% YoY).

In the 1Q23, Arco recognized 24.5% of its 2023 ACV vs 27.6% in the 1Q22, thus we recommend investors to analyze our P&L performance on a cycle-to-date basis, for a more accurate assessment on the business underlying profitability trends.

Cash gross margin (gross margin excluding depreciation and amortization) on a consolidated basis was 69.2% in 1Q23 (versus 78.9% in 1Q22).

o	Pedagogical business cash gross margin was 72.0% (versus 78.9% in 1Q22). Since 4Q22 Arco’s COGS has been impacted by the already discussed price increase in the paper supply chain (consequence of pulp and paper hike around the globe), resulting in increased costs for printing our initial patches for the 2023 educational content. We continue to roll-out cost reduction initiatives to offset and outpace such recent and punctual cost pressures and expect positive outcomes on quarters to come, especially in the 2H23.

On the opposite direction, Arco delivered a strong performance on SG&A, especially when analyzing the figures cycle-to-date, which we consider a more adequate comparison given the difference in revenue recognition.

In the quarter, consolidated selling expenses excluding depreciation and amortization totaled R$161.3 million in 1Q23 (+17.2% YoY).

o	Pedagogical business posted R$157.4 million in selling expenses in 1Q23 (+14.4% YoY). Cycle-to-date, selling expenses for the pedagogical business reached R$305.9 million, up 20.2% YoY and representing 26.9% of revenues in the cycle, vs 28.7% in the same period 2022.

General and administrative expenses (G&A) figures excluding depreciation and amortization increased on consolidated basis due to the consolidation of isaac structure, totaling R$151.5 million in 1Q23.

o	Pedagogical business G&A expenses excluding depreciation and amortization reached R$85.0 million (+16.9% YoY versus 1Q22). Cycle-to-date G&A for the pedagogical business increased 7.6% YoY, for almost 300bps dilution YoY to 13.5% of revenues in the 2023 cycle.

Consolidated adjusted EBITDA was R$110.7 million in 1Q23 (-24.5% YoY), with an adjusted EBITDA margin of 20.7%.

o	Pedagogical business delivered an adjusted EBITDA of R$125.5 million (-14.5% YoY) with an adjusted EBITDA margin of 26.6% versus 34.1% in 1Q22. The lower revenue recognition in the quarter combined with the aforementioned cost pressures explain the margin performance. In the 2023 cycle, adjusted EBITDA margin remained stable YoY at 41.5% for the pedagogical business and we reiterate our 2023 guidance for EBITDA margin between 36.5% and 38.5%.

Consolidated adjusted net income (loss) in 1Q23 was R$(42.0) million, with an adjusted net margin of (7.9) % (versus 7.3% in 1Q22), impacted by higher finance expenses, the consolidation of isaac structure and higher depreciation and amortization.

Moving to cash flow, consolidated cash from operations in the 1Q23 reached R$275.8 million (from R$102.8 million in 1Q22). For the quarter, free cash flow to firm was R$207.6 million, or R$194.5 million above the R$13.1 million free cash flow to firm of 1Q22. After interest payment, Arco generated R$ 94.4 million of free cash flow (representing 17.7% of net revenues) in the first quarter of 2023 (vs. -R$4.1 million in 1Q22, representing -1.0% of net revenues). The significant improvement in cash flow generation reflects an ongoing normalization in working capital behavior combined with a more disciplined capital allocation strategy.

Free cash flow to firm (managerial)	1Q23	1Q22	% of net revenue 1Q23	% of net revenue 1Q22	YoY
Adjusted EBITDA	110.7	146.7	20.7%	34.1%	-13 p.p
(+/-) Non-cash adjustments	15.1	(21.2)	2.8%	-4.9%	+8 p.p
(+/-) Working capital	150.0	(22.7)	28.0%	-5.3%	+33 p.p
(-) Income taxes paid	(31.2)	(42.7)	-5.8%	-9.9%	+4 p.p
(-) CAPEX¹	(37.0)	(47.0)	-6.9%	-10.9%	+4 p.p
Free cash flow to firm (managerial)	207.6	13.1	38.8%	3.1%	+36 p.p
1)	Excludes R$5.5 million related to M&A payments (PGS’ and Mentes’ acquisition).

o	Pedagogical business generated its highest free cash flow to firm in Arco’s history at 39.7% vs 3.1% of revenues in the 1Q22, showing important improvements across all the most relevant cash flow drivers, including working capital (both DSO and DIO), capex and taxes.

Consolidated days of sales outstanding already brought important improvements with DSO in 1Q23 at 187 days versus 212 days in 1Q22.

o	Pedagogical business DSO in 1Q23 was 188 days vs 212 days in the 1Q22. Delinquency figures for pedagogical business remained at healthy levels and ended 1Q23 at 5.3% from 4.2% in 4Q22 and 7.2% in 1Q22.

Provision for expected credit losses Pedagogical business (R$M)	1Q23	1Q22	YoY	4Q22	QoQ
Allowance for doubtful accounts	5.5	(6.2)	n.a.	6.3	-13%
% of net revenue	1.2%	-1.4%	2.5p.p.	0.9%	0.3p.p.

Days of sales outstanding	Mar. 31, 2023	Mar. 31, 2022	YoY	Mar.31 2023 (pedagogical)	Mar. 31, 2022	YoY
Trade receivables (R$M)	1,132.8	887.1	28%	1,027.6	887.1	16%
(-) Allowance for doubtful accounts	(116.2)	(80.9)	44%	(90.5)	(80.9)	12%
Trade receivables, net (R$M)	1,016.6	806.2	26%	937.1	806.2	16%
Net revenue LTM pro-forma¹	1,988.3	1,387.3	43%	1,817.2	1,387.3	31%
Adjusted DSO	187	212	-12%	188	212	-11%
1)	Calculated as net revenues for the last twelve months (for 2022 added to the pro forma revenues from businesses acquired in the period to accurately reflect the Company’s operations).

CAPEX in 1Q23 was R$37.0 million, or 6.9% of net revenue (versus 10.9% of net revenue in 1Q22).

o	Pedagogical business CAPEX was R$ 28.4 million, or 6.0% of net revenue (versus 10.9% of net revenue in 1Q22). In the 2023 cycle to date, CAPEX reached 6.4% of revenues vs 16.3% in the 2022 cycle so far and has contributed to significant expansion on the Adj. EBITDA minus CAPEX metric that reached 35.0% cycle to date in March, 2023, versus 25.2% cycle to date 2022.

CAPEX (R$M)	1Q23	1Q22	YoY	4Q22	QoQ
Acquisition of intangible assets¹	35.4	40.3	-12.2%	42.8	-17.3%
Educational platform - content development	0.3	3.9	-92.3%	0.2	50.0%
Educational platform - platforms & tech	17.6	24.6	-28.5%	35.9	-51.0%
Software	15.7	10.3	52.4%	2.8	460.7%
Copyrights and others	1.8	1.5	20.0%	3.9	-53.8%
Acquisition of PP&E	1.6	6.7	-76.1%	2.0	-20.0%
TOTAL¹	37.0	47.0	-21.3%	44.8	-17.4%

1) For 2022 excludes R$5.5 million related to M&A payments (PGS’ and Mentes’ acquisition from the accounting CAPEX of R$52.5 million.

Arco’s corporate restructuring is ongoing and progressing as planned. On May 1, 2023, the Company completed a corporate reorganization through the incorporation of INCO Limited (“isaac”) by Arco Platform Limited. INCO Limited was domiciled in Cayman Island and was incorporated by Arco Platform Ltd. (another Cayman Island company). Cayman Island tax legislation diverge from Brazil legislation: in Brazil it is possible to take tax benefits from incorporated acquired companies. Once the incorporation did not occur among Brazilian entities, there is no additional tax benefit regarding INCO acquisition. Future incorporation processes include Escola da Inteligência (2023), Pleno (2023) and SAE Digital (2024). As we keep incorporating other businesses into CBE, we expect to capture additional tax benefits and therefore further reduce our effective tax rate, currently at 18.9% in 1Q23 (versus 19.6% in 1Q22).

Intangible assets - net balances (R$M)	Mar 31, 2023	Mar. 31, 2022	YoY	Dec. 31, 2022	QoQ
Business Combination	3,522.4	2,977.8	18.3%	2,893.8	21.7%
Trademarks	486.7	495.2	-1.7%	471.8	3.2%
Customer relationships	236.3	265.5	-11.0%	237.0	-0.3%
Educational system	198.0	233.9	-15.3%	206.9	-4.3%
Softwares	14.3	10.3	38.8%	8.4	70.2%
Educational platform	5.1	4.1	24.4%	4.7	8.5%
Others¹	17.1	18.9	-9.5%	14.1	21.3%
Goodwill	2,564.9	1,949.9	31.5%	1,950.9	31.5%
Operational	329.6	276.1	19.4%	290.2	13.6%
Educational platform²	179.4	198.2	-9.5%	188.3	-4.7%
Softwares	124.2	66.8	85.9%	76.7	61.9%
Copyrights	26.0	11.0	136.4%	25.2	3.2%
Customer relationships	-	0.1	-100.0%	-	n/a
TOTAL	3,852.0	3,253.9	18.4%	3,184.0	21.0%

1) Non-compete agreements and rights on contracts. 2) Includes content development in progress.

Amortization of intangible assets (R$M)	1Q23	1Q22	YoY	4Q22	QoQ
Business Combination	(80.5)	(60.4)	33.3%	(84.4)	-4.6%
Trademarks	(7.9)	(7.7)	2.6%	(8.0)	-1.3%
Customer relationships	(10.8)	(9.2)	17.4%	(8.7)	24.1%
Educational system	(8.8)	(9.3)	-5.4%	(8.8)	0.0%
Softwares	(1.2)	(0.7)	71.4%	(0.7)	71.4%
Educational platform	(0.2)	(0.2)	0.0%	(0.2)	0.0%
Others¹	(1.5)	(1.4)	7.1%	(1.6)	-6.3%
Goodwill	(50.1)	(31.9)	57.1%	(56.4)	-11.2%
Operational	(35.7)	(29.5)	21.0%	(33.0)	8.2%
Educational platform²	(27.4)	(22.3)	22.9%	(20.4)	34.3%
Softwares	(6.2)	(5.2)	19.2%	(6.3)	-1.6%
Copyrights	(2.1)	(1.9)	10.5%	(6.1)	-65.6%
Customer relationships	-	(0.1)	-100.0%	(0.2)	-100.0%
TOTAL	(116.2)	(89.8)	29.3%	(117.4)	-1.0%

1) Non-compete agreements and rights on contracts. 2) Includes content development in progress.

Amortization of intangible assets (R$M)	Impacts P&L	Originates tax benefit	Amortization with tax benefit in 1Q23²
			Amortization	Tax benefit	Impact on net income
Business Combination			(58.7)	19.9	(38.7)
Trademarks	Yes	Yes²	(2.4)	0.8	(1.6)
Customer relationships	Yes	Yes²	(2.9)	1.0	(1.9)
Educational system	Yes	Yes²	(2.8)	0.9	(1.8)
Others¹	Yes	Yes²	(0.5)	0.2	(0.3)
Goodwill	No	Yes²	(50.1)	17.0	(33.1)
Operational	Yes	Yes	(35.7)	12.1	(23.6)
TOTAL			(94.4)	32.0	(62.3)

1) Non-compete agreements and rights on contracts. 2) Amortizations are tax deductible only after the incorporation of the acquired business.

Amortization of intangible assets from business combination that generate tax benefit – breakdown by type (R$M)	Businesses with current tax benefit				Undefined²
	2023	2024	2025	2026+
Trademarks	27	27	27	318	66
Customer relationships	25	25	25	59	111
Educational system	27	27	27	106	32
Software license	-	-	-	-	11
Rights on contracts	1	1	1	2	1
Others	2	2	1	1	10
Goodwill	237	231	227	761	355
Total	319	313	308	1.247	587
Maximum tax benefit	108	106	105	424	199

Amortization of intangible assets from business combination that generate tax benefit – breakdown by solutions (R$M)	Businesses with current tax benefit				Undefined²
	2023	2024	2025	2026+
Geekie	42	42	42	279	-
NAVE	9	9	9	11	-
P2D	89	89	89	364	-
Positivo, Conquista, PES English	170	170	168	593	-
Other Companies	9	3	-	-	-
Acquired companies not yet incorporated	N/A	N/A	N/A	N/A	587
Total	319	313	308	1.247	587
Maximum tax benefit	108	106	105	424	199

Arco’s cash and cash equivalents plus financial investments position as of March 31st, 2023 was R$837.7 million, while financial debt[1] and accounts payable to selling shareholders were R$2,675.6 million, resulting in a net debt of R$1,837.9 million.

1) Excludes Convertible notes: considers the conversion into equity of the convertible senior notes with no future disbursement of principal (US$150 M) issued on Nov 30, 2021. These notes mature in 7 years, on Nov 15, 2028, and bear interest at 8% per year fixed in Brazilian reais (R$66 M per year). 2) Amount subject to an arbitration process. Please reference the Financial Statements as of March 31st, 2023, for additional details.

Conference Call Information

Arco will discuss its first quarter 2023 results today, May 25, 2023, via a conference call at 5 p.m. Eastern Time (6 p.m. Brasilia Time). To access the call, please dial: +1 (412) 717-9627, +1 (844) 204-8942 or +55 (11) 4090-1621. For enhanced audio connection investors may connect through Web Phone (access code: 7636515).

An audio replay of the call will be available through June 1, 2023, by dialing +55 (11) 4118-5151 and entering access code 219191#. A live and archived Webcast of the call will be available on the Investor Relations section of the Company’s website at https://investor.arcoplatform.com/.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered millions of students to rewrite their futures through education. Our data-driven learning methodology, proprietary adaptable curriculum, interactive hybrid content, and high-quality pedagogical services allow students to personalize their learning experience while enabling schools to thrive.

Forward-Looking Statements

This press release contains forward-looking statements as pertains to Arco Platform Limited (the “Company”) within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, the Company’s expectations or predictions of future financial or business performance conditions. The achievement or success of the matters covered by statements herein involves substantial known and unknown risks, uncertainties, and assumptions, including with respect to the COVID-19 pandemic. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by the statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward looking statements are made based on the Company’s current expectations and projections relating to its financial conditions, result of operations, plans, objectives, future performance and business, and these statements are not guarantees of future performance.

Statements which herein address activities, events, conditions or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain customers; our ability to increase the price of our solutions; our ability to expand our sales and marketing capabilities; general market, political, economic, and business conditions in Brazil or abroad; and our financial targets which include revenue, share count and other IFRS measures, as well as non-GAAP financial measures including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income (Loss), Adjusted Net Income (Loss) Margin, Taxable Income Reconciliation and Managerial Free Cash Flow.

Forward-looking statements represent the Company management’s beliefs and assumptions only as of the date such statements are made, and the Company undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Further information on these and other factors that could affect the Company’s financial results is included in filings the Company makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in the Company’s most recent Forms 20-F and 6-K. These documents are available on the SEC Filings section of the Investor Relations section of the Company’s website at: https://investor.arcoplatform.com/

Key Business Metrics - Pedagogical

ACV Bookings: we define ACV Bookings as the revenue we would contractually expect to recognize from a partner school in each school year pursuant to the terms of our contract with such partner school, assuming no further additions or reductions in the number of enrolled students that will access our content at such partner school in such school year (we define “school year” for purposes of calculation of ACV Bookings as the twelve-month period starting in October of the previous year to September of the mentioned current year). We calculate ACV Bookings by multiplying the number of enrolled students at each partner school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related partner school.

Key Business Metrics – Financial & Management (“revenue guarantee” solution)

Contracted schools are the primary operating metric and represents the total number of schools with active contracts with isaac. Schools sign contracts for 1 year (or longer) with isaac to guarantee tuition from all of the enrolled students. After signing and onboarding a partner school, services can be initiated at any month of the year.

Total payment value (TPV) indicates the full amount to be transacted by isaac to contracted schools. It is calculated by the total tuition fee owed by parents to their schools.

Take rate is the primary revenue driver and is a percentage of TPV agreed upon contract signing. It is priced upon school sign-up based on school historical delinquency rate, risk profile and operating costs. It may be renegotiated or adjusted based on the contract’s performance.

Annual recurring revenue (ARR) is the contracted annualized revenue for a given month. Annual contracts and recurring nature make ARR a good proxy for growth, given isaac’s high growth profile, mitigating seasonal and onboarding effects.

Non-GAAP Financial Measures

To supplement the Company's condensed consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, we use Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin and Managerial Free Cash Flow and which are non-GAAP financial measures.

We calculate Adjusted EBITDA as profit (loss) for the year (or period) plus/minus income taxes, plus/minus finance result, plus depreciation and amortization, plus/minus share of (profit) loss of equity-accounted investees, plus share-based compensation plan and restricted stock units, plus provision for payroll taxes (restricted stock units), plus/minus M&A expenses (expenses related to acquisitions, and legal services mainly due to International School arbitration), minus other changes to equity accounted on investees (which refers to gains related to capital contribution from others on investees leading to an increase in equity of the investee) and plus non-recurring expenses (expenses related to our organizational restructuring in such as consulting services expenses and workforce reduction expenses). We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by Net Revenue.

We calculate Adjusted Net Income (Loss) as profit (loss) for the year (or period), plus share-based compensation plan, restricted stock units and related payroll taxes (restricted stock units), plus M&A expenses (expenses related to acquisitions, and legal services mainly due to International School arbitration), minus other changes to equity accounted on investees (which refers to gains related to capital contribution from others on investees leading to an increase in equity of the investee), plus non-recurring expenses (expenses related to our organizational restructuring in such as consulting services expenses and workforce reduction expenses), plus amortization of intangible assets from business combinations (which refers to the amortization of the following intangible assets from business combinations: (i) trademarks, (ii) customer relationships, (iii) educational system, (iv) software resulting from acquisitions, (v) educational platform, (vi) non-compete agreement and (vii) rights on contracts), plus/minus changes in accounts payable to selling shareholders (which refers to changes in fair value of contingent consideration and accounts payable to selling shareholders—finance costs), plus interest expenses, net (which refers to interest expenses related to accounts payable to selling shareholders from business combinations adjusted by fair value), plus/minus non-cash adjustments related to derivatives and convertible notes (which Refers to changes in fair value of derivative instruments from put option to convert senior notes) and plus/minus changes in current and deferred tax recognized in statements of income applied to all adjustments to net income (loss), which refers to tax effects of changes in deferred tax assets and liabilities recognized in profit or loss corresponding to financial instruments from acquisition of interests, tax benefit from tax deductible goodwill, share-based compensation and amortization of intangible assets).

We calculate Managerial Free Cash Flow as Net Cash Flows from Operating activities, less acquisition of property and equipment, less acquisition of intangible assets, adjusted by M&A-related payments that may be classified as CAPEX or as payment of contingent consideration. We consider Free Cash Flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by operating activities and cash used for investments in property and equipment required to maintain and grow our business.

We calculate Taxable Income Reconciliation as profit (loss) for the year (or period) adjusted for permanent and temporary additions and exclusions (for example, adjustments to provisions and amortizations in the period) and for all tax benefits that Arco is entitled to (for example, goodwill). The effective tax rate will be the current taxes for the period divided by the taxable income. In Brazil, taxes are charged based on the taxable income, not the accounting income, which means companies can have an accounting loss and a taxable profit. Additionally, Arco owns several companies and taxes are calculated individually.

We understand that, although Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income (Loss), Adjusted Net Income (Loss) Margin and Managerial Free Cash Flow and Taxable Income Reconciliation are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income (Loss), Adjusted Net Income (Loss) Margin, Managerial Free Cash Flow and Taxable Income Reconciliation may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

Investor Relations Contact

Arco Platform Limited IR@arcoeducacao.com.br https://investor.arcoplatform.com/

Arco Platform Limited
Interim condensed consolidated statements of financial position

	March 31,	December 31,
(In thousands of Brazilian reais)	2023	2022
Assets	(unaudited)
Current assets
Cash and cash equivalents	693,908	216,360
Financial investments	119,963	391,785
Trade receivables	1,016,611	856,887
Inventories	219,245	254,060
Recoverable taxes	69,570	67,166
Related parties	4,079	3,956
Other assets	121,548	82,515
Total current assets	2,244,924	1,872,729

Non-current assets
Financial investments	23,834	30,861
Recoverable taxes	11,010	11,108
Deferred income tax	449,766	337,267
Other assets	78,334	78,038
Investments and interests in other entities	23,093	111,631
Property and equipment	56,870	59,031
Right-of-use assets	69,136	68,696
Intangible assets	3,851,953	3,184,047
Total non-current assets	4,563,996	3,880,679

Total assets	6,808,920	5,753,408

Liabilities
Current liabilities
Trade payables	218,138	182,748
Labor and social obligations	134,054	89,044
Lease liabilities	35,124	34,329
Loans and financing	55,373	102,873
Derivative financial instruments	5,181	3,693
Taxes and contributions payable	19,232	9,488
Income taxes payable	13,352	28,576
Advances from customers	223,299	16,079
Accounts payable to selling shareholders	1,073,957	1,060,746
Other liabilities	8,155	6,013
Total current liabilities	1,785,865	1,533,589

Non-current liabilities
Labor and social obligations	2,605	1,451
Lease liabilities	42,459	42,576
Loans and financing	1,819,346	1,833,956
Derivative financial instruments	63,800	110,154
Provision for legal proceedings	2,358	3,174
Accounts payable to selling shareholders	347,980	330,457
Other liabilities	600	621
Total non-current liabilities	2,279,148	2,322,389

Equity
Share capital	14	11
Capital reserve	2,757,393	2,009,799
Treasury shares	-	(8,205)
Share-based compensation reserve	95,061	95,008
Accumulated losses	(108,561)	(199,183)
Total equity	2,743,907	1,897,430

Total liabilities and equity	6,808,920	5,753,408

Arco Platform Limited

Interim condensed consolidated statements of income

	Three-month period ended March 31,
(In thousands of Brazilian reais, except earnings per share)	2023	2022

	(unaudited)	(unaudited)
Revenue	534,906	430,037
Cost of sales	(215,734)	(116,578)
Gross profit	319,172	313,459

Operating expenses:
Selling expenses	(191,171)	(164,353)
General and administrative expenses	(163,682)	(86,100)
Other income, net	156,187	17,394
Operating profit	120,506	80,400

Finance income	102,931	159,233
Finance costs	(161,902)	(125,101)
Finance result	(58,971)	34,132

Share of loss of equity-accounted investees	(852)	(5,642)

Profit before income taxes	60,683	108,890
Income taxes - income (expense)
Current	(15,085)	(21,847)
Deferred	45,024	15,616
Total income taxes – income (expense)	29,939	(6,231)

Net profit for the period	90,622	102,659

Basic earnings per share – in Brazilian reais
Class A	1.38	1.83
Class B	1.38	1.83
Diluted earnings per share – in Brazilian reais
Class A	0.28	(1.42)
Class B	1.38	1.83

Weighted-average shares used to compute net profit per share:
Basic	65,778	56,100
Diluted	71,402	61,380

Arco Platform Limited

Interim condensed consolidated statements of cash flows

	Three-month period ended March 31,
(In thousands of Brazilian reais)	2023	2022

	(unaudited)	(unaudited)
Operating activities
Profit before income taxes	60,683	108,890
Adjustments to reconcile profit before income taxes to cash from operations
Depreciation and amortization	93,176	65,781
Inventory allowances	9,364	2,399
Provision (reversal) for expected credit losses	30,077	(6,231)
Loss (profit) on sale/disposal of property and equipment and intangible	542	(78)
Fair value change in derivative financial instruments	(43,794)	(11,653)
Fair value adjustment in accounts payable to selling shareholders	17,601	7,028
Share of loss of equity-accounted investees	852	5,642
Share-based compensation plan	20,824	6,195
Accrued interest on loans and financing	69,862	48,770
Interest accretion on accounts payable to selling shareholders	42,822	43,930
Income from financial investment	(1,330)	(20,560)
Interest on lease liabilities	2,924	1,161
(Reversal) provision for legal proceedings	(843)	95
Provision for payroll taxes (restricted stock units)	(3,133)	(3,260)
Foreign exchange effects, net	(16,191)	(105,306)
Fair value of previously held interest in associate	(156,414)	-
Gain on changes of interest of investment	-	(16,413)
Other financial expense (income), net	(1,224)	(923)
	125,798	125,467
Changes in assets and liabilities
Trade receivables	(87,781)	(206,926)
Inventories	15,319	2,115
Recoverable taxes	6,341	3,182
Other assets	(29,248)	(8,010)
Trade payables	24,613	29,455
Labor and social obligations	23,582	14,115
Taxes and contributions payable	7,354	(1,206)
Advances from customers	207,220	135,170
Other liabilities	(17,374)	9,424
Cash from operations	275,824	102,786
Income taxes paid	(31,165)	(42,682)
Interest paid on lease liabilities	(2,364)	(1,307)
Interest paid on accounts payable to selling shareholders	(227)	(378)
Interest paid on loans and financing	(110,593)	(15,580)
Payments for contingent consideration	(17,601)	-
Net cash flows generated from operating activities	113,874	42,839

Investing activities
Acquisition of property and equipment	(1,644)	(6,672)
Payment of investments and interests in other entities	(20)	(18)
Cash attributed from acquisition of subsidiaries	164,252	-
Acquisition of intangible assets	(35,396)	(45,812)
Purchase of financial investments	(109,792)	(167,800)
Redemption of financial investments	382,305	422,743
Interest received from financial investments	7,666	3,762
Net cash flows generated from investing activities	407,371	206,203

Financing activities
Purchase of treasury shares	-	(34,723)
Payment of lease liabilities	(10,004)	(6,293)
Payment of accounts payable to selling shareholders	(27,158)	(1,977)
Loans and financings payments	(5,955)	(205,860)
Net cash flows used in financing activities	(43,117)	(248,853)

Foreign exchange effects on cash and cash equivalents	(580)	(2,028)
Increase (decreased) in cash and cash equivalents	477,548	(1,839)

Cash and cash equivalents
At the beginning of the period	216,360	211,143
At the end of the period	693,908	209,304
Increase (decreased) in cash and cash equivalents	477,548	(1,839)

Arco Platform Limited

Reconciliation of Non-GAAP Measures

Reconciliation of Adjusted EBITDA

	Three-month period ended March 31,
(In thousands of Brazilian reais)	2023	2022
	(unaudited)	(unaudited)
Net profit for the period	90,622	102,659
(+/-) Income taxes	(29,939)	6,231
(+/-) Finance result	58,971	(34,132)
(+) Depreciation and amortization	93,176	65,781
(+) Share of loss of equity-accounted investees	852	5,642
EBITDA	213,682	146,181
(+) Share-based compensation plan	36,980	15,423
(+) Share-based compensation plan and restricted stock units	20,824	8,020
(+) Provision for payroll taxes (restricted stock units)	16,156	7,403
(+) M&A expenses	3,089	1,472
(-) Other changes to equity accounted investees	(156,414)	(16,413)
(+) Non-recurring expenses	13,348	-
Adjusted EBITDA	110,685	146,663

Revenue	534,906	430,037
EBITDA Margin	39.9%	34.0%
Adjusted EBITDA Margin	20.7%	34.1%

Reconciliation of Adjusted Net Income (Loss)

	Three-month period ended March 31,
(In thousands of Brazilian reais)	2023	2022
	(unaudited)	(unaudited)

Net profit for the period	90,622	102,659
(+) Share-based compensation plan	36,980	15,423
(+) Share-based compensation plan and restricted stock units	20,824	8,020
(+) Provision for payroll taxes (restricted stock units)	16,156	7,403
(+) M&A expenses	3,089	1,472
(-) Other changes to equity accounted investees	(156,414)	(16,413)
(+) Non-recurring expenses	13,348	-
(+/-) Adjustments related to business combination	56,995	49,903
(+) Amortization of intangible assets from business combinations	30,363	28,457
(+/-) Changes in accounts payable to selling shareholders	17,601	7,028
(+) Interest expenses, net (adjusted by fair value)	9,031	14,418
(+/-) Non-cash adjustments related to derivative instruments and convertible notes	(54,983)	(105,649)
(+/-) Tax effects	(31,662)	(16,140)
Adjusted Net Income (Loss)	(42,025)	31,255

Net Revenue	534,906	430,037
Adjusted Net Income Margin	-7.9%	7.3%
Weighted average shares	65,778	56,100
Adjusted EPS	(0.64)	0.56

Reconciliation of Free Cash Flow

	Three-month period ended March 31,
(In thousands of Brazilian reais)	2023	2022
	(unaudited)	(unaudited)
Profit before income taxes	60,683	108,890
(+/-) Non-cash adjustments to reconcile Adj, EBITDA to cash from operations	65,115	16,577
(+/-) Working capital (Changes in assets and liabilities)	150,026	(22,681)
Cash from operations	275,824	102,786
(-) Income tax paid	(31,165)	(42,682)
(-) CAPEX	(37,040)	(52,484)
Free cash flow to firm	207,619	7,620
(-) Interest paid on loans and financings & lease liabilities	(112,957)	(16,887)
(-) Interest paid on accounts payable to selling shareholders	(227)	(378)
(-) Payments for contingent consideration[2]	(17,601)	-
Free cash flow	76,834	(9,645)
(-) M&A classified as intangible assets acquisition (CAPEX1)	-	5,507
(-) M&A classified as payments for contingent consideration[2]	17,601	-
Free cash flow (managerial)	94,435	(4,138)
1)	For 2022, considers R$5.5 million related to M&A payments (PGS’ and Mentes’ acquisition) from the accounting CAPEX of R$52.5 million.

2)	Related to M&A payment (difference between amount in the PPA and the final transaction amount calculated by the earn-out multiple related to the acquisition of subsidiaries).

	Three-month period ended March 31,
(In thousands of Brazilian reais)	2023	2022
	(unaudited)	(unaudited)
Free cash flow to firm	207,619	7,620
(+) M&A classified as CAPEX¹	-	5,507
Free cash flow to firm (managerial)	207,619	13,127
1)	For 2022, considers R$5.5 million related to M&A payments (PGS’ and Mentes’ acquisition) from the accounting CAPEX of R$52.5 million.

Reconciliation of Taxable Income

	Three months period ended March 31,
(In thousands of Brazilian reais)	2023	2022
	(unaudited)	(unaudited)
Profit before income taxes	60,683	108,890
(+) Share-based compensation plan, RSU and provision for payroll taxes¹	25,129	(2,232)
(+) Amortization of intangible assets from business combinations before incorporation¹	4,181	7,752
(+/-) Changes in accounts payable to selling shareholders¹	(9,226)	29,873
(+) Share of loss of equity-accounted investees	852	5,642
(+) Net income from Arco Platform (Cayman)	(177,442)	(109,515)
(+) Fiscal loss without deferred	1,930	5,151
(+/-) Provisions booked in the period	103,356	31,285
(+) Tax loss carryforward	69,887	29,679
(+) Others	528	5,080
Taxable income	79,878	111,605

Current income tax under actual profit method	(27,159)	(37,946)
% Tax rate under actual profit method	34.0%	34.0%
Effective current income tax	(27,159)	(37,946)
% Effective tax rate	34.0%	32.5%
(+) Recognition of tax-deductible amortization of goodwill and added value²	20,693	11,322
(+/-) Other additions (exclusions)	(8,619)	4,777
Effective current income tax accounted for goodwill benefit	(15,085)	(21,847)
% Effective tax rate accounting for goodwill benefit	18.9%	19.6%
1)	Temporary differences between the carrying amount of an asset or liability in the balance sheet and its tax base that will yield amounts that can be deducted in the future when determining taxable profit or loss.

2)	Added value refers to the fair value of intangible assets from business combinations.